ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

May 26, 2009

Stephanie D. Miller

617-951-7892

617-235-0783 fax

stephanie.miller@ropesgray.com

BY EDGAR

Katherine Wray

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4561

Washington, DC 20549

Re: SMTC Corporation

Preliminary Proxy Statement on Schedule 14A

Filed May 14, 2009

File No. 000-31041

Dear Ms. Wray:

Our client, SMTC Corporation (the “Company”) has authorized us to respond to your letter of May 22, 2009 containing your comments on the filing referred to above. We have filed simultaneously with this letter a revised version of the Preliminary Proxy Statement on Schedule 14A that reflects our responses, as well as some updated information regarding the voting procedures related to and the new date of the annual meeting. We will forward under separate cover a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T.

In addition, the Company hereby acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

-2-	May 26, 2009

For reference purposes, your comments are reproduced below in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

Proposal No. 2 – Approval of Amendment to the Charter to Eliminate Director Classes

1.	It appears that you are proposing to declassify the board in a manner that would affect the unexpired terms of some of the directors previously elected. Please provide us with your analysis as to whether your proposal is consistent with the statutory provisions of Delaware law and your certificate of incorporation regarding the removal of directors. Specifically, please address whether your proposal could result in the removal of certain of your directors other than for cause, and, if so, how this is consistent with Section 141(k) of the Delaware General Corporation Law.

Response:	On June 10, 2008, the Company entered into a global settlement agreement (the “Settlement Agreement”) with The Red Oak Fund, LP and certain of its affiliates (“Red Oak”), the Company’s largest shareholder, pursuant to which the Company agreed to undertake various actions in relation to its corporate governance. The Company’s board of directors (the “Board”) approved of the Settlement Agreement prior to its execution by John Caldwell (the Company’s Chief Executive Officer and also a member of the Board) because it believed that the changes proposed by Red Oak reflected current best practices in corporate governance and as such would be in the best interests of the Company. In particular, pursuant to the Settlement Agreement, the Board agreed that prior to the 2009 annual meeting of stockholders, it would undertake to amend the Company’s certificate of incorporation such that all directors would stand for re-election on an annual basis and would submit the amended certificate of incorporation to the stockholders at the 2009 annual meeting of stockholders. It was understood by the Company and the Board that if the amended certificate of incorporation was approved by the stockholders (as required by the Delaware General Corporation Law (the “DGCL”)), then in conjunction with the filing of the amended certificate of incorporation with the State of Delaware, the Board would undertake a voluntary restructuring effort to comply with the revised terms of office. As a technical matter, this would likely involve voluntary resignations by each of the directors and subsequent appointments to the declassified Board seats, all in compliance with the Company’s amended certificate of incorporation and by-laws. Due to the voluntary nature of this restructuring effort, neither the Company nor the Board believes that any of the directors are being “removed” as the term is used in either the Company’s certificate of incorporation or pursuant to Section 141(k) of the DGCL, whether with or without cause. Therefore, the Company and the Board believes that if the amended certificate of incorporation is approved by the stockholders, then all resulting actions taken by the Company and the Board to declassify the Board will be in accordance with all of the requirements of the DGCL and the Company’s governing documents.

-3-	May 26, 2009

2.	Please discuss in this section of your proxy statement the reason(s) for your proposal to amend your certificate of incorporation to declassify the board. See Item 19 of Schedule 14A.

Response:	In response to the Staff’s comment, the Company has amended Proposal No. 2 to include a discussion of (i) the Settlement Agreement, and (ii) the Board’s belief that the changes proposed by Red Oak reflect current best practices in corporate governance and as such would be in the best interests of the Company, which are the two reasons that the Company and the Board have asked the stockholders to approve the amended certificate of incorporation to declassify the board.

In order to expedite your review, we have attached as Exhibit A to this letter a marked version of Proposal No. 2 showing the changes made in response to the Staff’s comments. The Company hopes to file its Definitive Proxy Statement on Schedule 14A by Wednesday, May 27, 2009 so that it can hold its annual meeting on July 6, 2009 and still comply with all of the requirements of the DGCL and the Securities Exchange Act of 1934. We appreciate every effort by the Staff to assist the Company in this goal.

If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7892 or Brian C. Erb of our offices at (415) 315-6344.

Very truly yours,

/s/ Stephanie D. Miller

Stephanie D. Miller

cc:	Jane Todd
Brian C. Erb, Esq.

Exhibit A

PROPOSAL NO. 2—APPROVAL OF AMENDMENT TO THE CHARTER TO ELIMINATE DIRECTOR CLASSES

As described in Proposal No. 1 above, our Charter currently provides for the Board of Directors to be divided into three classes, for one of the three classes to be elected each year, and for each director to serve a three-year term. The provisions relating to the three classes of the Board are set forth in Article X of the Charter. In conjunction with the global settlement agreement (the “Settlement Agreement”) that we entered into with our largest shareholder on June 10, 2008, the Board believes that the elimination of classes of directors reflects current corporate governance best practices and is in the best interests of the Company, and ~~has determined to recommend~~ recommends the elimination of classes of directors. ~~, and~~ Therefore, the Board is asking for your approval to amend the Company’s Charter to implement this change, which requires the affirmative vote of holders of a majority of the shares outstanding and entitled to vote at the Annual Meeting.

The Board has adopted, and recommends for Stockholder approval, an amendment to the following sections of Article X of the Charter that would, if adopted, eliminate the division of the Board into three classes. The proposed amendment to the provisions of Article X of the Charter set forth below is referred to in this proxy statement as the “Class Charter Amendment.” If this Proposal No. 2 is approved, Sections 2 and 5 of Article X of the Charter will be deleted, the section will be renumbered to reflect these deletions and Section 4 will be amended to read in its entirety as follows:

“4. Terms of Office. Except as provided in Section 6 of this Article X, each director shall serve for a term ending on the date of the annual meeting following the annual meeting at which such director was elected; provided, however, that the term of each director shall be subject to the election and qualification of his or her successor and to his or her earlier death, resignation or removal.”

If this Proposal No. 2 receives the requisite approval by Stockholders at the Annual Meeting, we will file with the Secretary of State of the State of Delaware an amendment and restatement of the Charter implementing the Class Charter Amendment, substantially in the form attached to this proxy statement as Appendix A. Additionally, the Board will approve an amendment to the By-laws to give effect to the changes described in this Proposal 2. If this Proposal No. 2 fails to receive the requisite approval by Stockholders at the Annual Meeting, the Board of Directors will remain classified in three classes as described under Proposal No. 1.

Before voting, we encourage Stockholders to read Appendix A, which qualifies the description of the Class Charter Amendment in its entirety.

REQUIRED VOTE

To be approved by the Stockholders, Proposal No. 2 must receive “For” votes from a majority of the shares outstanding and entitled to vote thereon at the Annual Meeting. If you abstain from voting, it will have the same effect as an “Against” vote, and broker non-votes will have the same effect as an “Against” vote.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL NO. 2.